FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 3, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Except as otherwise indicated by an asterisk (*), the information in the Risk and balance sheet management section on pages 129 to 236 is within the scope of the Deloitte LLP's review report.

General overview*
The following table defines the main types of risk managed by the Group and presents a summary of the key developments for each risk in the first half of 2012.

Risk type	Definition	H1 2012 summary
Capital risk	The risk that the Group has insufficient capital.
The Core tier 1 ratio was 11.1%, despite regulatory changes increasing risk-weightings on various asset categories, particularly commercial real estate. The Group reduced RWAs in Markets and successfully restructured a large derivative position in Non-Core. Refer to the Capital section.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
The Group maintained its trajectory towards a more stable deposit-led balance sheet with the loan:deposit ratio improving from 108% at 31 December 2011 to 104% at 30 June 2012. Short-term wholesale funding declined significantly from £102 billion at 31 December 2011 to £62 billion, covered 2.5 times by the liquidity buffer which was maintained at £156 billion. Refer to the Liquidity and funding risk section.

Credit risk (including counterparty risk)	The risk that the Group will incur losses owing to the failure of a customer to meet its obligation to settle outstanding amounts.
The Group's credit performance improved; the H1 2012 impairment charge of £2.7 billion was 34% lower than the H1 2011 charge. This was despite continued economic stress within the eurozone, including Ireland, and depressed markets elsewhere. Progress continued in reducing key credit concentration risks, with exposure to commercial real estate 7% lower than at 31 December 2011. Refer to the Credit risk section.

Country risk	The risk of material losses arising from significant country-specific events.
Sovereign risk continues to increase, resulting in further rating downgrades for a number of countries, including several eurozone members. Total eurozone exposures decreased by 8% to £218 billion in H1 2012 and within that exposures to the periphery, fell by 10% to £69 billion. The Group participated in the Greek sovereign bond restructuring in March 2012 and sold all resulting new Greek sovereign bonds as well as parts of its Spanish and Portuguese bond holdings. A number of further advanced countries were brought under limit control and exposure to a range of countries was further reduced. Refer to the Country risk section.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management

General overview* (continued)

Risk type	Definition	H1 2012 summary
Market risk	The risk arising from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities.	During H1 2012, the Group continued to manage down its market risk exposure in Non-Core through the disposal of assets and unwinding of trades. Refer to the Market risk section.
Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.
Direct Line Group introduced enhanced claims management systems and processes, improving its ability to handle and understand insured events. In addition, improvements in the Group's insurance risk policy, associated minimum standards and key risk indicators were implemented.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
The Group continued to focus on tight management of operational risks, particularly with regard to risk and control assessment (including change risk assessment), scenario analysis and statistical modelling for capital requirements. The level of operational risk remains high due to the continued scale of structural change occurring across the Group, the pace of regulatory change, the economic downturn and other external threats, such as e-crime.

During June 2012, the Group's technology incident led to significant payment system disruption. A detailed investigation is underway into the root cause of the problem.

Compliance risk	The risk arising from non-compliance with national and international laws, rules and regulations.
The Group agreed its conduct risk appetite and made significant progress towards finalising and embedding the associated policy framework and governance. In addition, Group-wide implementation of its Anti Money Laundering Change Programme continued.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management

General overview* (continued)

Risk type	Definition	H1 2012 summary
Reputational risk	The risk of brand damage arising from financial and non-financial events arising from the failure to meet stakeholders' expectations of the Group's performance and behaviour.
The Group Sustainability Committee oversaw further development of the Group's policies for environmental, social and ethical risks focusing on the power generation and gambling sectors. As part of the Group's commitment to stakeholder engagement, the Group Sustainability Committee also met with key non-governmental organisations to discuss concerns over high profile issues including tax, oil and gas investment, corporate transparency and agricultural commodity trading.

The disruption experienced by customers due to the Group's recent technology incident has presented reputational risks. The Group has informed customers that they will not suffer financially as a result and is undertaking an independent review of the incident.

Business risk	The risk of lower-than-expected revenues and/or higher-than-expected operating costs.	Business risk is fully incorporated within the Group's stress testing process through an analysis of the potential movement in revenues and operating costs under stress scenarios.
Pension risk	The risk that the Group will have to make additional contributions to its defined benefit pension schemes.
The Group continued to focus on improving pension risk management systems and modelling. This included the development of a policy setting out the governance framework for managing the Group's risk as sponsor of its defined pension schemes.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. Capital adequacy and risk management are closely aligned. The Group's risk-weighted assets and risk asset ratios, calculated in accordance with Financial Services Authority (FSA) definitions, are set out below.

	30 June 2012	31 March 2012	31 December 2011
Risk-weighted assets (RWAs) by risk*	£bn	£bn	£bn

Credit risk	334.8	332.9	344.3
Counterparty risk	53.0	56.8	61.9
Market risk	54.0	61.0	64.0
Operational risk	45.8	45.8	37.9

	487.6	496.5	508.1
Asset Protection Scheme relief	(52.9)	(62.2)	(69.1)

	434.7	434.3	439.0

Risk asset ratios*	%	%	%

Core Tier 1	11.1	10.8	10.6
Tier 1	13.4	13.2	13.0
Total	14.6	14.0	13.8

Key points*

•	The Core Tier 1 ratio improved to 11.1% reflecting reductions in RWAs and capital deductions. Gross RWAs decreased by £20.5 billion in H1 2012, 4%, primarily in Markets and Non-Core.

•
Non-Core RWAs decreased by £10.6 billion as a result of sales, run-off, market risk movements and the impact of restructuring a large derivative exposure to a highly leveraged counterparty, which was partly offset by increases to regulatory risk-weightings.

•	In Markets, less market risk and a smaller balance sheet led to lower RWAs.

•
Market risk RWAs decreased by £10.0 billion in the first half of 2012 and £7.0 billion in Q2 2012 reflecting de-risking of the Non-Core portfolio and a reduction in trading VaR in both Markets and Non-Core.

•
The Asset Protection Scheme relief decreased by £16.2 billion in the first half of 2012, £9.3 billion in Q2 2012. This results from the £19.6 billion (Q2 2012 - £8.6 billion) drop in covered assets to £112.2 billion at 30 June 2012.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)
The Group's regulatory capital resources in accordance with FSA definitions were as follows:

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity per balance sheet	74,016	73,416	74,819
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	69,272	68,672	70,075

Non-controlling interests
Non-controlling interests per balance sheet	1,200	1,215	1,234
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)	(259)
	393	408	427

Regulatory adjustments and deductions
Own credit	(402)	(845)	(2,634)
Unrealised losses on AFS debt securities	520	547	1,065
Unrealised gains on AFS equity shares	(70)	(108)	(108)
Cash flow hedging reserve	(1,399)	(921)	(879)
Other adjustments for regulatory purposes	637	630	571
Goodwill and other intangible assets	(14,888)	(14,771)	(14,858)
50% excess of expected losses over impairment provisions (net of tax)	(2,329)	(2,791)	(2,536)
50% of securitisation positions	(1,461)	(1,530)	(2,019)
50% of APS first loss	(2,118)	(2,489)	(2,763)
	(21,510)	(22,278)	(24,161)

Core Tier 1 capital	48,155	46,802	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,082	1,064	1,094
Innovative/hybrid Tier 1 securities	4,466	4,557	4,667
	9,861	9,934	10,074

Tier 1 deductions
50% of material holdings	(313)	(300)	(340)
Tax on excess of expected losses over impairment provisions	756	906	915
	443	606	575

Total Tier 1 capital	58,459	57,342	56,990

Qualifying Tier 2 capital
Undated subordinated debt	1,958	1,817	1,838
Dated subordinated debt - net of amortisation	13,346	13,561	14,527
Unrealised gains on AFS equity shares	70	108	108
Collectively assessed impairment provisions	552	571	635
Non-controlling Tier 2 capital	11	11	11
	15,937	16,068	17,119

Tier 2 deductions
50% of securitisation positions	(1,461)	(1,530)	(2,019)
50% excess of expected losses over impairment provisions	(3,085)	(3,697)	(3,451)
50% of material holdings	(313)	(300)	(340)
50% of APS first loss	(2,118)	(2,489)	(2,763)
	(6,977)	(8,016)	(8,573)

Total Tier 2 capital	8,960	8,052	8,546

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Supervisory deductions
Unconsolidated Investments
- Direct Line Group	(3,642)	(4,130)	(4,354)
- Other investments	(141)	(248)	(239)
Other deductions	(197)	(212)	(235)

	(3,980)	(4,590)	(4,828)

Total regulatory capital	63,439	60,804	60,708

Movement in Core Tier 1 capital	£m

At 1 January 2012	46,341
Attributable profit net of movements in fair value of own debt	242
Share capital and reserve movements in respect of employee benefits	659
Foreign currency reserves	(461)
Decrease in non-controlling interests	(34)
Decrease in capital deductions including APS first loss	1,410
Decrease in goodwill and intangibles	(30)
Other movements	28

At 30 June 2012	48,155

Risk-weighted assets by division*
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
30 June 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	39.6	-	-	7.8	47.4
UK Corporate	70.8	-	-	8.6	79.4
Wealth	10.3	-	0.1	1.9	12.3
International Banking	41.2	-	-	4.8	46.0
Ulster Bank	34.7	0.9	0.1	1.7	37.4
US Retail & Commercial	52.5	1.1	-	4.9	58.5

Retail & Commercial	249.1	2.0	0.2	29.7	281.0
Markets	15.7	33.4	43.1	15.7	107.9
Other	10.5	0.2	0.2	1.8	12.7

Core	275.3	35.6	43.5	47.2	401.6
Non-Core	56.4	17.4	10.5	(1.6)	82.7

Group before RFS Holdings MI	331.7	53.0	54.0	45.6	484.3
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	334.8	53.0	54.0	45.8	487.6
APS relief	(46.2)	(6.7)	-	-	(52.9)

Net RWAs	288.6	46.3	54.0	45.8	434.7

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division* (continued)

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
31 March 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	40.4	-	-	7.8	48.2
UK Corporate	68.3	-	-	8.6	76.9
Wealth	10.9	-	0.1	1.9	12.9
International Banking	37.0	-	-	4.8	41.8
Ulster Bank	35.9	0.7	0.1	1.7	38.4
US Retail & Commercial	52.8	0.9	-	4.9	58.6

Retail & Commercial	245.3	1.6	0.2	29.7	276.8
Markets	15.0	36.5	48.4	15.7	115.6
Other	9.0	0.2	-	1.8	11.0

Core	269.3	38.3	48.6	47.2	403.4
Non-Core	60.6	18.5	12.4	(1.6)	89.9

Group before RFS Holdings MI	329.9	56.8	61.0	45.6	493.3
RFS Holdings MI	3.0	-	-	0.2	3.2

Group	332.9	56.8	61.0	45.8	496.5
APS relief	(53.9)	(8.3)	-	-	(62.2)

Net RWAs	279.0	48.5	61.0	45.8	434.3

31 December 2011

UK Retail	41.1	-	-	7.3	48.4
UK Corporate	71.2	-	-	8.1	79.3
Wealth	10.9	-	0.1	1.9	12.9
International Banking	38.9	-	-	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	-	4.7	59.3

Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	-	2.0	12.0

Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3

Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	-	-	0.2	3.1

Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	-	-	(69.1)

Net RWAs	284.7	52.4	64.0	37.9	439.0

Regulatory developments*
The regulatory change agenda remains intense, although we are now seeing a change of emphasis. At a global level, the G20 financial sector reform action plan, first developed in 2008, has mostly been addressed, with focus at that forum now shifting to growth and other issues. The G20 is expected to endorse policy proposals on 'shadow banking' by the end of 2012 but its regulation agenda is increasingly geared towards the implementation of agreed standards. Although policy initiation at the G20 level is drawing to an end, there remains a substantial pipeline of policy development, particularly in the EU and US, and RBS does not anticipate any easing of this for some time.

* not within the scope of Deloitte LLP's review opinion

Risk and balance sheet management (continued)

Balance sheet management: Regulatory capital developments (continued)
In the H1 2012, there were new regulatory proposals in Europe for data protection and crisis management as well as initial discussions on a banking union and the launch of the Liikanen Group to look at a structural reform of the industry. Negotiations, which are still incomplete, continued throughout the period on the adoption of the Basel III enhanced capital and liquidity standards in Europe. The European Banking Authority published several draft technical standards in anticipation of final agreement.

Basel III capital proposals were also issued in the US, as well as final rules for Basel 2.5. These were drawn up to be consistent with the Dodd-Frank Act and several other proposed and final rules were issued under the auspices of that legislation during the period. Significant activity took place in both Europe and the US to finalise rules requiring central clearing, where possible, and other reforms of over-the-counter (OTC) derivatives, as the end of 2012 deadline set by the G20 approaches. Additionally, work continued on the finalisation of recovery and resolution planning frameworks for Europe and the UK.

In the UK, the Financial Services Bill to introduce the 'twin peaks' model of financial regulation was published as the FSA continued to alter its structure in anticipation of its formal split into the Prudential Regulation Authority and the Financial Conduct Authority in 2013. The government also published its White Paper on the implementation of the Vickers Report. The Group is evaluating the impact of these developments.

CRD IV impacts*
The Group, in conjunction with the FSA, continues to evaluate its models for the assessment of RWAs ascribed to credit risk across various classes. This together with the changes introduced by CRD IV relating primarily to counterparty risk, is expected to increase RWA requirements by the end of 2013 by £50 billion to £65 billion. These estimates are still subject to change; a degree of uncertainty remains around implementation details as the guidelines are not finalised and must still be enacted into EU law. There could be other future changes and associated impacts from these model reviews. See page 115 of the Group's 2011 Annual Report and Accounts on background on Basel III and related proposals. The Group is also in the process of implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. This is projected to increase RWA requirements by circa £20 billion by the end of 2013, of which circa £10 billion will apply in 2012. Certain of the changes referred to above have been implemented, adding circa £15 billion to RWAs as of 30 June 2012.

The reported Core Tier 1 ratio following the implementation of the above changes is currently projected(1) to be 10.3% at 31 December 2013, while the fully loaded Basel III Core Tier 1 ratio at that date is estimated at 9.0% - 9.5%.

CRD IV legislation implementing Basel III proposals was due to be finalised in early July for implementation by 1 January 2013. However there are a number of areas still under consideration. On 1 August 2012, the FSA issued a statement indicating that it was unlikely that the legislation will be adopted earlier than autumn 2012 and enter into force on the envisaged implementation date of 1 January 2013. No alternative implementation date has yet been communicated by the EU institutions.

(1)	Projected using consensus earnings and company balance sheet forecasts.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Balance sheet management

Liquidity and funding risk
Liquidity risk is the risk that the Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of the Group's funding base, as well as the quality and liquidity value of its liquidity portfolio.

Overview
The Group continues to improve the structure and composition of its balance sheet through persistently difficult market conditions.

•
The second quarter saw the final maturity of the Group's government guaranteed debt and robust liquidity management through a series of major market-wide credit rating actions. Short-term wholesale funding continued its downward trend to £62 billion and the liquidity coverage of this funding remains strong at 2.5 times. Short-term wholesale funding at 30 June 2012 was 7% of the funded balance sheet and 34% of wholesale funding, compared with 10% and 45% at 31 December 2011.

•	Short-term wholesale funding excluding derivative collateral declined by £40.1 billion in H1 2012 (Q2 2012 - £17.4 billion), reflecting the continued downsizing of the Markets balance sheet.

•
The Group's customer deposits, excluding derivative collateral, increased by £1.4 billion in the quarter despite headwinds from a credit rating downgrade reflecting the strength of the Group's Retail & Commercial franchise. Deposits now account for 67% of the Group's primary funding sources.

•
The deleveraging process being driven by Non-Core and Markets continued, allowing the Group to further reduce wholesale funding requirements. During the second quarter of 2012 the Group did not access the public markets for senior term debt (secured or unsecured).

•
Progress against the goals of the Group's strategic plan has resulted in a balance sheet structure which is broadly matched. At 30 June 2012 the Group's loan:deposit ratio improved to 104% with a Core ratio of 92%.

•	The Core funding surplus increased from £27 billion at the end of 2011 to £34 billion at 30 June 2012, spread evenly across the first two quarters.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Funding sources
The table below shows the Group's primary funding sources including deposits in disposal groups and excluding repurchase agreements.

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Deposits by banks
derivative cash collateral	32,001	29,390	31,807
other deposits	35,619	36,428	37,307

	67,620	65,818	69,114

Debt securities in issue
conduit asset-backed commercial paper (ABCP)	4,246	9,354	11,164
other commercial paper (CP)	1,985	3,253	5,310
certificates of deposits (CDs)	10,397	14,575	16,367
medium-term notes (MTNs)	81,229	90,674	105,709
covered bonds	9,987	10,107	9,107
securitisations	12,011	14,980	14,964

	119,855	142,943	162,621
Subordinated liabilities	25,596	25,513	26,319

Notes issued	145,451	168,456	188,940

Wholesale funding	213,071	234,274	258,054

Customer deposits
cash collateral	10,269	8,829	9,242
other deposits	425,031	423,659	427,511

Total customer deposits	435,300	432,488	436,753

Total funding	648,371	666,762	694,807

Disposal group deposits included above
banks	1	83	1
customers	22,531	22,281	22,610

	22,532	22,364	22,611

The table below shows the Group's wholesale funding source metrics.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans	Net interbank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3
31 March 2012	79.7	109.1	204.9	234.3	36.4	(19.7)	16.7
31 December 2011	102.4	134.2	226.2	258.1	37.3	(24.3)	13.0
30 September 2011	141.6	174.1	267.0	299.4	46.2	(33.0)	13.2
30 June 2011	148.1	173.6	286.2	311.7	46.1	(33.6)	12.5

Notes:

(1)	Short-term balances denote those with a residual maturity of less than one year and includes longer-term issuances.
(2)	Excludes derivative collateral.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Notes issued
The table below shows the Group's debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securit- isations	Total	Subordinated liabilities	Total notes issued	Total notes issued
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	%

Less than 1 year	4,246	12,083	16,845	1,020	69	34,263	1,631	35,894	25
1-3 years	-	293	24,452	1,681	1,263	27,689	5,401	33,090	23
3-5 years	-	1	16,620	3,619	-	20,240	2,667	22,907	15
More than 5 years	-	5	23,312	3,667	10,679	37,663	15,897	53,560	37

	4,246	12,382	81,229	9,987	12,011	119,855	25,596	145,451	100

31 March 2012

Less than 1 year	9,354	17,532	19,686	-	22	46,594	454	47,048	28
1-3 years	-	290	30,795	2,787	1,231	35,103	4,693	39,796	24
3-5 years	-	1	16,416	3,666	-	20,083	4,998	25,081	15
More than 5 years	-	5	23,777	3,654	13,727	41,163	15,368	56,531	33

	9,354	17,828	90,674	10,107	14,980	142,943	25,513	168,456	100

31 December 2011

Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	37
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	31

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Key point

•
Short-term debt securities in issue declined by £34.6 billion (Q2 2012 - £12.3 billion) primarily due to the final tranches of notes issued under the Credit Guarantee Scheme maturing (£21.3 billion in H1 2012 and £5.7 billion in Q2 2012) and the reduction of commercial paper in issue of £10.2 billion (Q2 2012 - £6.4 billion) in line with the Group's strategy.

Deposit and repo funding
The table below shows the composition of the Group's deposits excluding repos and repo funding including disposal groups.

	30 June 2012		31 March 2012		31 December 2011
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m

Financial institutions
- central and other banks	67,620	39,125	65,818	41,415	69,114	39,691
- other financial institutions	65,563	87,789	61,552	84,743	66,009	86,032
Personal and corporate deposits	369,737	1,161	370,936	2,560	370,744	2,780

	502,920	128,075	498,306	128,718	505,867	128,503

Key points

•	The central and other bank balances include €10 billion in relation to funding accessed through the European Central Banks long-term refinancing operation facility.

•	Of the deposits above, about a third are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation and similar schemes.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Customer loan to deposit ratio and funding gap
The table below shows the Group's divisional customer loan:deposit ratio (LDR) and customer funding gap.

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
30 June 2012	£m	£m	%	£m

UK Retail	110,318	106,571	104	(3,747)
UK Corporate	107,775	127,446	85	19,671
Wealth	16,888	38,462	44	21,574
International Banking (4)	43,190	42,238	102	(952)
Ulster Bank	29,701	20,593	144	(9,108)
US Retail & Commercial	51,634	59,229	87	7,595
Conduits (4)	6,295	-	-	(6,295)

Retail & Commercial	365,801	394,539	93	28,738
Markets	30,191	34,257	88	4,066
Direct Line Group and other	1,320	2,999	44	1,679

Core	397,312	431,795	92	34,483
Non-Core	57,398	3,505	1,638	(53,893)

Group	454,710	435,300	104	(19,410)

31 March 2012

UK Retail	109,852	104,247	105	(5,605)
UK Corporate	107,583	124,256	87	16,673
Wealth	16,881	38,278	44	21,397
International Banking (4)	42,713	45,041	95	2,328
Ulster Bank	30,831	20,981	147	(9,850)
US Retail & Commercial	50,298	58,735	86	8,437
Conduits (4)	9,544	-	-	(9,544)

Retail & Commercial	367,702	391,538	94	23,836
Markets	28,628	34,638	83	6,010
Direct Line Group and other	1,468	2,573	57	1,105

Core	397,798	428,749	93	30,951
Non-Core	61,872	3,739	1,655	(58,133)

Group	459,670	432,488	106	(27,182)

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Customer loan to deposit ratio and funding gap(continued)

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
31 December 2011	£m	£m	%	£m

UK Retail	107,983	101,878	106	(6,105)
UK Corporate	108,668	126,309	86	17,641
Wealth	16,834	38,164	44	21,330
International Banking (4)	46,417	45,051	103	(1,366)
Ulster Bank	31,303	21,814	143	(9,489)
US Retail & Commercial	50,842	59,984	85	9,142
Conduits (4)	10,504	-	-	(10,504)

Retail & Commercial	372,551	393,200	95	20,649
Markets	31,254	36,776	85	5,522
Direct Line Group and other	1,196	2,496	48	1,300

Core	405,001	432,472	94	27,471
Non-Core	68,516	4,281	1,600	(64,235)

Group	473,517	436,753	108	(36,764)

Notes:

(1)	Loans and advances to customers excluding reverse repurchase agreements and stock borrowing but including disposal groups.
(2)	Excluding repurchase agreements and stock lending but including disposal groups.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately.

Key point

•
The Group's customer loan:deposit ratio improved by 400 basis points in the first half 2012 (Q2 2012 - 200 basis points) despite a credit rating downgrade in June 2012, reflecting the growth of Core Retail & Commercial deposits and the ongoing contraction of Non-Core loans.

Long-term debt issuance
The table below shows debt securities issued by the Group in the period with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following tables.

	Half year ended
	30 June 2012	31 December 2011	30 June 2011
	£m	£m	£m

Public
- unsecured	-	-	5,085
- secured	1,784	4,944	4,863
Private
- unsecured	2,585	4,166	8,248
- secured	-	500	-

Gross issuance	4,369	9,610	18,196
Buy backs	(2,859)	(3,656)	(3,236)

Net issuance	1,510	5,954	14,960

Key point

•	Issuance in 2012 has been modest, demonstrating reduced reliance on capital markets for funding.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Securitisations and asset transfers

Secured funding
The Group has access to secured funding markets through own-asset securitisation and covered bond funding programme. This complements existing wholesale funding programmes and access to the repo markets. The Group monitors and manages encumbrance levels related to these secured funding programmes including the potential encumbrance of Group assets that could be used in own-asset securitisations and/or covered bonds that could be used as contingent liquidity.

Own-asset securitisations
The Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote special purpose entities (SPEs) funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the Group and these SPEs are consolidated with all of the transferred assets retained on the Group's balance sheet. In some own-asset securitisations, the Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks

Covered bond programme
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated, the loans retained on the Group's balance sheet and the related covered bonds included within debt securities in issue.

The following table shows:

(i)	the asset categories that have been pledged to secured funding structures, including assets backing publicly issued own-asset securitisations and covered bonds; and

(ii)	any currently unencumbered assets that could be substituted into those portfolios or used to collateralise debt securities which may be retained by the Group for contingent liquidity purposes.

		Debt securities in issue
Asset type (1)	Assets (1) £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m

30 June 2012
Mortgages
- UK (RMBS)	21,492	7,461	16,797	24,258
- UK (covered bonds)	17,303	9,987	-	9,987
- Irish	11,953	3,278	8,204	11,482
UK credit cards	3,827	1,265	282	1,547
UK personal loans	4,823	-	4,406	4,406
Other	18,730	7	20,398	20,405

	78,128	21,998	50,087	72,085
Cash deposits (4)	5,210

	83,338

For the notes relating to this table refer to the following page.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Securitisations and asset transfers (continued)

		Debt securities in issue
31 March 2012	Assets (1) £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m

Mortgages
- UK (RMBS)	48,674	10,303	45,320	55,623
- UK (covered bonds)	17,773	10,107	-	10,107
- Irish	12,496	3,419	8,532	11,951
UK credit cards	3,869	1,251	282	1,533
UK personal loans	4,948	-	4,543	4,543
Other	18,505	7	18,462	18,469

	106,265	25,087	77,139	102,226
Cash deposits (4)	11,198

	117,463

31 December 2011

Mortgages
- UK (RMBS)	49,549	10,988	47,324	58,312
- UK (covered bonds)	15,441	9,107	-	9,107
- Irish	12,660	3,472	8,670	12,142
UK credit cards	4,037	500	110	610
UK personal loans	5,168	-	4,706	4,706
Other	19,778	4	20,577	20,581

	106,633	24,071	81,387	105,458
Cash deposits (4)	11,998

	118,631

Notes:

(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Debt securities that have been sold to third party investors and represents a source of external wholesale funding.
(3)
Debt securities issued pursuant to own-asset securitisations where the debt securities are retained by the Group as a source of contingent liquidity where those securities can be used in repurchase agreements with central banks.

(4)
Cash deposits comprise £4.4 billion (31 March 2012 - £10.4 billion; 31 December 2011 - £11.2 billion) from mortgage repayments and £0.8 billion (31 March 2012 and 31 December 2011 - £0.8 billion) from other loan repayments held in the SPEs, to repay debt securities issued by the own-asset securitisation vehicles.

Key point

•
The Group unwound a number of own-asset securitisations as part of its strategy on assets used for the Bank of England discount window facility. At 30 June 2012 the Group had £37.1 billion of pre-positioned whole loans in relation to this facility in addition to the balances above.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Securitisations and asset transfers (continued)

Securities repurchase agreements
The Group enters into securities repurchase agreements and securities lending transactions (repos) under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (which is equivalent to the carrying value) of securities transferred under such repurchase transactions included within securities on the balance sheet is set out below. All of these securities could be sold or repledged by the holder.

Assets pledged against repos	30 June 2012 £m	31 March 2012 £m	31 December 2011 £m

Debt securities	81,871	80,010	79,480
Equity shares	5,069	3,390	6,534

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Conduits
The Group sponsors and administers a number of asset-backed commercial paper conduits. The liquidity commitments from the Group to each conduit exceeds the nominal amount of assets funded by a conduit as liquidity commitments are sized to cover the cost of the related assets. Refer to pages 125 to 127 of the Group's 2011 Annual Report and Accounts for more information.

The total assets and other aspects relating to the Group's consolidated conduits are set out below.

	30 June 2012			31 December 2011
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m

Total assets held by the conduits	6,672	1,575	8,247	11,208	1,893	13,101
Commercial paper issued (1)	5,361	96	5,457	10,590	859	11,449

Liquidity and credit enhancements
Deal specific liquidity
- drawn	752	1,493	2,245	321	1,051	1,372
- undrawn	9,104	366	9,470	15,324	1,144	16,468
PWCE (2)	417	155	572	795	193	988

	10,273	2,014	12,287	16,440	2,388	18,828

Maximum exposure to loss (3)	9,856	1,859	11,715	15,646	2,194	17,840

Notes:

(1)	Includes £1.3 billion of asset backed commercial paper issued to RBS plc (31 December 2011 - £0.3 billion).
(2)	Programme-wide credit enhancement (PWCE) is an additional programme-wide credit support which would absorb the first loss on transactions where liquidity support is provided by a third party.
(3)
Maximum exposure to loss quantifies the Group's exposure to its sponsored conduits. It is determined as the Group's liquidity commitment to its sponsored conduits and additional PWCE which would absorb the first loss on transactions where liquidity support is provided by third parties. Historically, PWCE has been greater than third party liquidity. Therefore the maximum exposure to loss is total deal specific liquidity.

(4)
Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit given that liquidity commitments are sized to cover the accrued funding cost of the related assets.

Key points

•	During the half year, conduit assets decreased by £4.9 billion reflecting the accelerated run-off of the portfolio in line with Group strategy

•	The Group drawn liquidity increased by £0.9 billion to £2.2 billion as the rating downgrade resulted in a number of conduits being unable to issue commercial paper.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity portfolio
The table below shows the composition of the Group's liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	30 June 2012		31 March 2012		31 December 2011
	Quarterly average	Period end	Quarterly average	Period end	Quarterly average	Period end
	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	87,114	71,890	91,287	69,489	89,377	69,932
Central and local government bonds (1)
AAA rated governments and US agencies	20,163	26,315	19,085	29,639	30,421	29,632
AA- to AA+ rated governments (2)	10,739	14,449	8,924	14,903	5,056	14,102
governments rated below AA	609	519	797	544	1,011	955
local government	2,546	1,872	3,980	2,933	4,517	4,302
	34,057	43,155	32,786	48,019	41,005	48,991
Treasury bills	-	-	-	-	444	-

	121,171	115,045	124,073	117,508	130,826	118,923

Other assets (3)
AAA rated	22,505	10,712	26,435	24,243	25,083	25,202
below AAA rated and other high quality assets	13,789	30,244	9,194	10,972	11,400	11,205

	36,294	40,956	35,629	35,215	36,483	36,407

Total liquidity portfolio	157,465	156,001	159,702	152,723	167,309	155,330

Notes:

(1)	Includes FSA eligible government bonds of £29.7 billion (31 March 2012 - £30.5 billion; 31 December 2011 - £36.7 billion).
(2)	Includes US government guaranteed and US government sponsored agencies.
(3)	Other assets are a diversified pool of unencumbered assets that would be accepted as collateral by central banks as part of open market operations.

Key points

•	The liquidity portfolio was maintained at £156 billion representing 17% of the funded balance sheet and covers short-term wholesale funding 2.5 times.

•	AAA rated government and US agencies bonds held decreased by £3.3 billion in the first half of 2012, mainly in the second quarter, tracking the reducing short-term wholesale funding balances.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Net stable funding ratio*
The table below shows the composition of the Group's net stable funding ratio (NSFR), estimated by applying the Basel III guidance issued in December 2010. The Group's NSFR will also continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions.

	30 June 2012		31 March 2012		31 December 2011
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	75	75	75	75	76	76	100
Wholesale funding > 1 year	119	119	125	125	124	124	100
Wholesale funding < 1 year	94	-	109	-	134	-	-
Derivatives	481	-	447	-	524	-	-
Repurchase agreements	128	-	129	-	129	-	-
Deposits
- Retail and SME - more stable	235	212	230	207	227	204	90
- Retail and SME - less stable	29	23	30	24	31	25	80
- Other	171	86	173	87	179	89	50
Other (2)	83	-	85	-	83	-	-

Total liabilities and equity	1,415	515	1,403	518	1,507	518

Cash	79	-	82	-	79	-	-
Inter-bank lending	39	-	36	-	44	-	-
Debt securities > 1 year
- governments AAA to AA-	70	4	70	3	77	4	5
- other eligible bonds	60	12	64	13	73	15	20
- other bonds	20	20	20	20	14	14	100
Debt securities < 1 year	38	-	42	-	45	-	-
Derivatives	486	-	453	-	530	-	-
Reverse repurchase agreements	98	-	91	-	101	-	-
Customer loans and advances > 1 year
- residential mortgages	146	95	145	94	145	94	65
- other	151	151	167	167	173	173	100
Customer loans and advances < 1 year
- retail loans	18	15	19	16	19	16	85
- other	140	70	129	65	137	69	50
Other (3)	70	70	85	85	70	70	100

Total assets	1,415	437	1,403	463	1,507	455
Undrawn commitments	228	11	237	12	240	12	5

Total assets and undrawn commitments	1,643	448	1,640	475	1,747	467

Net stable funding ratio		115%		109%		111%

Notes:

(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Net stable funding ratio* (continued)

Key points*

•
The NSFR improved by 400 basis points in H1 2012 (Q2 2012 - 600 basis points) to 115%. Long-term funding decreased by £3 billion all in Q2 2012 with £5 billion (Q2 2012 - £6 billion) in term wholesale funding. This was partly offset by a £3 billion net increase in customer deposits in ASF terms all in Q1 2012 and predominately in more stable deposits (Retail & Commercial increased by £8 billion).

•
The funding requirement in relation to lending decreased £19 billion in H1 2012 (Q2 2012 - £27 billion) reflects derisking, sales and repayments in Non-Core and capital management led loan portfolio reductions in International Banking.

Non-traded interest rate risk
Non-traded interest rate risk impacts earnings arising from the Group's banking activities. This excludes positions in financial instruments or commodities which are deemed to be held-for-trading or hedging items that are held-for-trading.

The Group provides a range of financial products to meet a variety of customer requirements. These products differ with regard to repricing frequency, tenor, indexation, prepayments, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

Mismatches in these sensitivities give rise to net interest income volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its net interest income rise as interest rates rise and fall as rates decline.

The Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. Interest rate risk is transferred from the banking divisions to Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within Group Asset and Liability Management Committee (GALCO) approved limits.

The Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the risk. These standards incorporate the expected divergence between contractual terms and the actual behaviour of fixed rate loan portfolios due to refinancing incentives and the risks associated with structural hedges of interest rate insensitive balances.

Key measures used to evaluate IRRBB are subject to approval by divisional Asset and Liability Management Committees (ALCOs) and GALCO. Limits on IRRBB are proposed by the Group Treasurer for approval by the Executive Risk Forum annually. Residual risk positions are reported on a regular basis to divisional ALCOs and monthly to the Group Balance Sheet Management Committee, GALCO, the Group Board and the Executive Risk Forum.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Balance sheet management: Non-traded interest rate risk (continued)
The Group uses a variety of approaches to quantify its interest rate risk encompassing both earnings and value metrics. IRRBB is measured using a version of the same VaR methodology that is used for the Group's trading portfolios. Net interest income exposures are measured in terms of earnings sensitivity over time against movements in interest rates.

VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings risk measures.

Interest rate risk

Value-at-risk
IRRBB VaR for the Group's retail and commercial banking activities at 99% confidence level and currency analysis of period end VaR were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 June 2012	56	55	65	51
31 December 2011	63	51	80	44

	30 June 2012 £m	31 December 2011 £m

Euro	21	26
Sterling	43	57
US dollar	62	61
Other	4	5

Sensitivity of net interest income*
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast. The rates used to calculate this forecast are then shifted up and down by 100 basis points and the earnings recalculated. New business assumptions and the behavioural maturity profile of existing business may vary under the different rate scenarios.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Balance sheet management: Interest rate risk (continued)
The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.

	Euro	Sterling	US dollar	Other	Total
30 June 2012	£m	£m	£m	£m	£m

+ 100 basis points shift in yield curves	14	214	90	26	344
- 100 basis points shift in yield curves	20	(273)	(25)	(36)	(314)
Bear steepener					237
Bull flattener					(161)

31 December 2011

+ 100 basis points shift in yield curves	(19)	190	59	14	244
- 100 basis points shift in yield curves	25	(188)	(4)	(16)	(183)
Bear steepener					443
Bull flattener					(146)

Key points*

•
The Group remains slightly asset sensitive, largely as a consequence of the current low interest rate environment. An increase in rates would be positive for both deposit margins and the reinvestment of structural hedges. Conversely, falling rates would result in a further deposit margin compression and the reinvestment of structural hedges at lower levels than forecast.

•	Steepening and flattening scenarios which impact the long end of the yield curve serve to emphasise the impact of reinvesting structural hedges and the extent of any customer optionality.

Structural hedges
Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually invested in longer-term fixed rate assets, either directly or by the use of interest rate swaps, in order to minimise earnings volatility and to provide a consistent and predictable revenue stream.

The Group targets a weighted average life for these economic hedges. This is accomplished using a continuous rolling maturity programme to achieve the desired profile and is primarily managed by Group Treasury.

It is estimated that this programme, encompassing both equity and product structural hedges, contributed an additional £750 million to the Group's net interest income over the half year 2012 relative to base rate. The maturity profile of the hedge aims to reduce the potential sensitivity of income to rate movements and residual sensitivity is estimated at £50 to £75 million for a 100 basis point adverse movement in rates over a twelve month horizon.

Fixed rate returns on liability structural hedges are expected to decline over the next twelve months as projected market rates continue to trend below historic averages. However, the portfolio maturity profile continues to moderate this impact and the Group expects the net contribution from these hedges to remain broadly stable.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Balance sheet management: Structural foreign currency exposures
The Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group's structural foreign currency exposures.

30 June 2012	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

US dollar	17,518	1	17,517	(2,394)	15,123	(4,014)	11,109
Euro	8,975	(1)	8,976	(831)	8,145	(2,159)	5,986
Other non-sterling	4,751	268	4,483	(3,631)	852	-	852

	31,244	268	30,976	(6,856)	24,120	(6,173)	17,947

31 December 2011

US dollar	17,570	1	17,569	(2,049)	15,520	(4,071)	11,449
Euro	8,428	(3)	8,431	(621)	7,810	(2,236)	5,574
Other non-sterling	5,224	272	4,952	(4,100)	852	-	852

	31,222	270	30,952	(6,770)	24,182	(6,307)	17,875

Note:

(1)	The economic hedges represents US and EU preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points

•	The Group's structural foreign currency exposure at 30 June 2012 was £24.1 billion and £17.9 billion before and after economic hedges respectively, broadly unchanged from the end of 2011 position.

•
Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1.2 billion (2011 - £1.2 billion) in equity, while a 5% weakening would result in a loss of £1.1 billion (2011 - £1.2 billion) in equity.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary